HELLER EHRMAN


                                                               November 22, 2004




                                                          Salvatore J. Vitiello
                                                             SVitiello@hewm.com
                                                          Direct (212) 847-8732
VIA Facsimile and EDGAR                                     Main (212) 832-8300
                                                             Fax (212) 763-7600
                                                                     40036.0001







Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention:        Tim Buchmiller
                  Thomas A. Jones
Re:      EP MedSystems, Inc.
         Schedule 14A Preliminary Proxy Statement
         Filed November 5, 2004
         File No. 000-28260

Gentlemen:

     By letter dated November 17, 2004 from the Staff of the Commission, the Staff provided certain comments regarding the Schedule 14A Preliminary Proxy Statement (the "Proxy Statement") of EP MedSystems, Inc. (the "Company") filed on November 5, 2004. On behalf of the Company, we are responding to the comment letter in the following numbered paragraphs which correspond to the paragraph numbers in the comment letter. To update the Proxy Statement and to respond to the comment letter, the Company is filing concurrently with this letter Amendment No. 1 to the Proxy Statement ("Amendment No. 1").

Proposal 3: Amendment to Amended and Restated Certificate of Incorporation

1. Please expand this section to indicate, as of the most recent date practicable:

               o    the number of outstanding shares of common stock;

               o    the number of authorized shares of common stock reserved for
                    issuance   pursuant   to  options,   warrants,   contractual
                    commitments or other arrangements; and

               o the number of authorized and unissued shares that are not reserved for any specific use and are available for future issuances, before and after the increase in authorized shares.

Response: The following disclosure has been added as the second paragraph of Proposal 3:

               "Description of Capital Stock

               Our Amended Certificate authorizes the issuance of 30,000,000 shares of our common stock and 5,000,000 shares of our preferred stock. As of November 18, 2004, there were approximately 23,570,816 shares of our common stock and 373,779 shares of our preferred stock issued and outstanding, 4,873,436 authorized shares of our common stock reserved for issuance pursuant to options, warrants, contractual commitments or other arrangements (including 387,946 shares reserved for issuance upon conversion of our outstanding preferred stock and excluding options to purchase 45,000 shares of our common stock which are issuable upon shareholder approval of Proposal 2 above) and 1,555,748 authorized and unissued shares of our common stock that are not reserved for any specific use and are available for future issuances. After the proposed increase in authorized shares, there will be 11,555,748 authorized and unissued shares of our common stock that are not reserved for any specific use and are available for future issuances."

2. Please briefly describe the circumstances in which stockholder approval of issuances of the additional shares of common stock would be required.

Response: The following disclosure has been added as the second sentence of the first paragraph of the "Effects of Proposed Amendment" section of Proposal 3:

               "However, the Board will have the authority to issues additional shares of authorized common stock without additional action or authorization by our shareholders prior to such issuance, unless shareholder approval is required by applicable law or the rules of any stock exchange or national securities association trading system on which our common stock is then listed or quoted. For example, Nasdaq Rule 4350(i)(D) requires shareholder approval in connection with a private offering of 20% or more of the shares of common stock of a company at a price less than the greater of book or market value."

3. Please expand the disclosure to conform with the guidelines set forth in SEC Release No. 34-15230 (October 13, 1978), Disclosure in Proxy or Information Statements; Anti-Takeover or Similar Proposals. Briefly discuss the effects on stockholders of the proposed increase in the number of authorized shares of common stock, from an anti-takeover perspective. The additional disclosure should include a discussion of:

               o existing provisions of your certificate of incorporation, bylaws and agreements which have material anti-takeover effects; and

               o    whether  you  have  any  plans  to  subsequently   implement
                    additional measures that may have anti-takeover effects.

Response: The "Purpose of the Proposed Amendment to the Amended Certificate" section of Proposal 3 has been revised to read:

     "EP MedSystems proposes an increase in the number of shares of our common stock in order to reserve shares for issuance in the future for appropriate corporate purposes, including as may be considered advisable by the Board. Having such shares available for issuance in the future will give us greater flexibility and will allow shares to be issued as determined by the Board without the expense and delay of a special stockholders' meeting to further amend the Amended Certificate. Such stock could be used, for example, for possible strategic relationships, for possible financings, or to increase the number of shares issuable under our 2002 Stock Option Plan, without the need to further amend the Amended Certificate."

Response: The following disclosure was added as the last sentence of the first paragraph of the "Effects of Proposed Amendment" section of Proposal 3:

               "The holders of our common stock have no preemptive rights to subscribe for or purchase additional shares of common stock that may be issued in the future."

Response: The following disclosure was added as the last sentence of the second paragraph of the "Effects of Proposed Amendment" section of Proposal 3:

               "The Board is not aware of any attempt to take control of the Company, has not presented this proposal with the intention that the increase in the authorized shares of common stock be used as a type of anti-takeover device and currently has no plans to implement additional measures that may have anti-takeover effects."

Response: The following disclosure was added to the end of the "Effects of Proposed Amendment" section of Proposal 3:

               "Existing provisions of our Amended Certificate, By-laws, other agreements, and applicable state laws which may have anti-takeover effects include the following:

               o Our Amended Certificate does not provide for cumulative voting with respect to the election of directors, but does provide for staggered elections of our board of directors. As a result, shareholders who have large holdings of our common stock may be able to control the election of members of our board, which may have the effect of delaying or preventing a change in control of us, including transactions in which our shareholders might otherwise receive a premium for their shares over current market prices. The staggered board provision makes it more difficult for shareholders to change the majority of directors even when the only reason for the change may be the performance of the present directors. Such provisions are applicable to all elections of directors, not only elections occurring after a change in control.

               o Pursuant to our Amended Certificate, the board of directors has the authority to issue up to 5,000,000 shares of undesignated preferred stock and to determine the rights, preferences, privileges and restrictions of such shares without any further vote or action by the shareholders. The board of directors, without shareholder approval, can issue preferred stock with voting and conversion rights, which could adversely affect the voting power of the holders of our common stock. Currently, 373,779 shares of our Series A Convertible Preferred Stock are outstanding. Those shares are currently convertible, at our or the holder's option, into 387,946 shares of common stock. We have no present intention to issue additional shares of preferred stock. The potential future issuance of preferred stock under certain circumstances may have the effect of delaying, deferring or preventing a change in control of us or otherwise may adversely affect the rights of the holders of our common stock.

               o Our By-laws provide that only our Board of Directors, the Chairman of our Board or our President may call a special meeting of the shareholders and that shareholders may not take action by written consent without a meeting. These provisions limit the ability of a potential acquirer or stockholders favoring a change of control to act quickly by special meeting or without a meeting.

               o The vesting of all options granted pursuant to our 1995 Long Term Incentive Plan, 1995 Director Option Plan, 2002 Stock Option Plan, and other agreements accelerate in the event of (and immediately prior to) a change in control of the Company. Currently, approximately 800,000 shares are issuable upon the exercise of vested options and 1,000,000 shares are issuable upon the exercise of unvested options granted pursuant to these plans.

               o Section 14A:10A of the New Jersey Business Corporation Act (also know as the "New Jersey Shareholders' Protection Act") provides that, with certain exceptions, an "interested stockholder" is prohibited from engaging in a "business combination" with the company for five years following the date the stockholder first became "interested" unless the company's board approved the particular business combination before the acquirer became an interested stockholder. After five years have elapsed, the interested stockholder may engage in a business combination if certain conditions are met."

4. Please expand your disclosure to discuss any recent proposals to increase the number of shares, such as when the meeting occurred, the amount of the proposed increase and when you issued the securities due to the approved increase.

Response: The following disclosure has been added as the second to last paragraph of Proposal 3:

          "Recent Proposals to Increase the Number of Shares

               On November 17, 2003, our shareholders approved an amendment to our Amended Certificate to increase the number of authorized shares of our common stock from 25,000,000 shares to 30,000,000 shares. The amendment was filed with the State of New Jersey on December 22, 2003. This increase in shares was intended to give us greater flexibility and to allow shares to be issued as determined by the Board without the expense and delay of a special stockholders' meeting. Such stock could be and has been used, for example, for possible strategic relationships, for financings, or to increase the number of shares issuable under our 2002 Stock Option Plan. On December 26, 2003, we issued 3,200,000 shares of our common stock to selected institutional and other accredited investors in a private placement. Pursuant to a Senior Medical Advisor Consulting Agreement between Dr. Sanjeev Saksena and EP MedSystems dated May 21, 2004, we issued 40,000 shares of our common stock and granted options to purchase 50,000 shares of our common stock to Dr. Saksena. In addition, approximately 300,000 shares of our common stock were reserved for issuance upon conversion of a portion of a Secured Convertible Note issued by us to Laurus Master Fund, Ltd. on August 28, 2003. We currently have no plan, understandings or arrangements to issue additional shares of common stock except on terms which the Board deems to be in the best interest of EP MedSystems and its shareholders."

Conforming Changes

     Other changes made throughout the document are not in response to particular Staff comments but are simply conforming changes. For example, the date of the Annual Meeting has been changed.

     A statement of the Company acknowledging that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
(iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States is enclosed.

     Please  contact me at (212)  847-8732  or Molly  Gardner of this  office at
(212) 847-8757 if you have any questions regarding the foregoing.

                                                   Very truly yours,


                                                   /s/SALVATORE J. VITIELLO
                                                   Salvatore J. Vitiello

Enclosure

cc:      Matthew C. Hill
         Molly E. Gardner



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